Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of APRIL 2024	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GRAND OPENING OF THE NATUZZI ITALIA STORE IN HOUSTON, TX, PART OF OUR STRATEGY TO STRENGTHEN RETAIL IN NORTH AMERICA

Santeramo in Colle, Bari, Italy – April 11, 2024 – Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”), as part of its strategy to consolidate and expand Natuzzi Italia retail presence in U.S., announces that, on April 9 2024, it hosted the grand opening of its Natuzzi Italia directly operated store (DOS) in Houston, TX.

The store's location and retail space have been carefully selected to embody the essence of Natuzzi Italia Brand. The store is located at 1121 Uptown Park Boulevard in Houston. Uptown Park is a premium retail destination, home to various prestigious brands in the furniture sector, including Roche Bobois, RH and Pottery Barn, and it is close to “The Galleria” mall, which, among others, hosts luxury brands such as Gucci, Chanel, Hermes, Louis Vuitton, and Tiffany.

The store has a sophisticated architecture, complemented by a grand window spanning over 40 meters. Given the increasing strategic relevance of the business we do with architects and designers, the store also features our signature Interior Design Center where our store consultants offer personalized habitat solutions, ensuring the perfect blend of style and functionality.

Houston becomes the 6th store in Texas, in addition to two in Dallas (Natuzzi Italia and Natuzzi Editions), Southlake (Natuzzi Editions), Frisco (Natuzzi Editions), and Fort Worth (Natuzzi Italia). Texas thus becomes, after Florida with 8 directly operated stores, the second state in the U.S. for the presence of Natuzzi monobrand stores. This is part of our retail strategy, aimed at capturing market share state by state in the US. This approach allows us to leverage the benefits of a sizable local scale in term marketing, logistics, and customer management.

With Houston we have now 20 stores of Natuzzi Italia in US, in addition to 9 Natuzzi Editions stores.

During the grand opening, the Houston store hosted an event organized in collaboration with “The Paper City”, one of the most influential and renowned life-style magazines in the state. The event provided an opportunity to showcase the Natuzzi Italia spaces to the most influential personalities and architects of the city, guided by Pasquale Junior Natuzzi, Chief and Creative Officer of Natuzzi.

Pasquale Junior Natuzzi commented: “The Natuzzi Italia store in Houston represents an important step forward in serving the Texas community with our distinctive offering. Our store team is now ready to welcome Houston clients and architects and introduce them to our Brand philosophy and collection.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties described at page 3 of this document relating to the supply-chain, the cost and availability of raw material, production and shipping and the modernization of our Italian manufacturing and those relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity, as well as the geopolitical tensions and market uncertainties resulting, among the others, from the Russian invasion of Ukraine and current conflict and the recent conflict in the Middle East. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 678 mono-brand stores and 665 galleries as of December 31, 2023, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giacomo Ventolone (Press Office) | tel. +39.335.7276939 | gventolone@natuzzi.com

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	April 11, 2024	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi